Nuveen Global Cities REIT, Inc.

730 Third Avenue, Third Floor

New Nork, NY 10017

November 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Global Cities REIT, Inc.

Registration Statement on Form S-11/A

File No. 333-280368

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nuveen Global Cities REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:00 p.m., on November 6, 2024, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company’s outside counsel, Jason Goode of Alston & Bird LLP.

If you have any questions regarding the foregoing, please contact Mr. Goode at (404) 881-7986.

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Sincerely,

Nuveen Global Cities REIT, Inc.

By:	/s/ Robert J. Redican
Name:	Robert J. Redican
Title:	Chief Financial Officer and Treasurer

cc:	Mr. Jason W. Goode, Alston & Bird LLP

Mr. Evan W. Hudson, Alston & Bird LLP